FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 24, 2011

Commission File Number	001-31335
.
AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “To announce the merger with Darwin Precisions Corporation(DPTW), on behalf of BriView Electronics Corp. (BVTW), a subsidiary of AUO.”, dated February 24, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: February 24, 2011	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.

February 24, 2011
English Language Summary

Subject:	To announce the merger with Darwin Precisions Corporation(DPTW), on behalf of BriView Electronics Corp.(BVTW), a subsidiary of AUO.

Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events: 2011/02/24

Contents:
1.	Kind of merger/acquisition (e.g.merger, consolidation, spin-off, acquisition, or receiving assignment of shares): Merger

2.	Date of occurrence of the event: 2011/02/24

3.
Names of companies participating in the merger (e.g.name of the other company participating in the merger or consolidation, newly established company in a spin-off, acquired company, or company whose shares are taken assignment of):

BriView Electronics Corp. (BVTW)

4.	Counterparty (e.g.name of the other company participating in the merger or consolidation, company taking assignment of the spin-off, or counterparty to the acquisition or assignment of shares):
Darwin Precisions Corporation (DPTW)

5.
Relationship between the counterparty and the Company (investee company in which the Company has re-invested and has shareholding of XX%), and explanation of the reasons for the decision to acquire, or take assignment of the shares of, an affiliated enterprise or related person, and whether it will affect shareholders' equity:

AUO directly and indirectly held 98.52% shareholding of BVTW and 61.32% shareholding of DPTW, respectively.
The merger is a reorganization among AUO group and will not affect shareholders' equity in material respects.

6.	Purpose/objective of the merger/acquisition:
To integrate resources, expand business scale, and enhance performance and competitiveness.

7.	Anticipated benefits of the merger/acquisition:

To enhance operation performance through combined advantage of vertical integration of supply chain in TFT-LCD industry and upstream and downstream marketing strategy by BVTW and DPTW and provided various and integrated services through BMS (backlight module system) in the market.

8.	Effect of the merger or consolidation on net worth per share and earnings per share: It's supposed to be a positive effect to the surviving company on book value per share and EPS through the merger.

9.
Share exchange ratio and basis of its calculation:
Share exchange ratio: 2.25:1
DPTW will offer one share of its common stock for every 2.25 shares of BVTW common stock.
Basis of calculation: based on audited book value by CPA dated 31 December 2010 and considered earnings distribution of BVTW and DPTW post-balance sheet and independent fairness opinion.

10.
Scheduled timetable for consummation:
Tentative effective date for consummation will be on 1st September 2011.
Depend on the merger process, the board of directors has right to change the effective date.

11.
Matters related to assumption by the existing company or new company of rights and obligations of the extinguished (or spun-off) company:
Once the merger becomes effective, the surviving company assumes all the assets, liabilities, rights and obligations of the extinguishing company as of the merger completion date. The equity securities issued by the extinguishing company, which are still effective as of the merger completion date, are assumed by the surviving company.
The related conversion price or exercise price of the equity securities should be adjusted with the final share exchange ratio of the merger.

12.
Basic information of companies participating in the merger:
Name of Company: Darwin Precisions Corporation
Amount of Capital: The authorized capital is NT$5,500,000,000.
               The total paid-up capital is NT$4,203,860,000
Name of Representative: Fwu-Chyi Hsiang
Location of Company: 1F., No.1, Keyi St., Zhunan Township, Miaoli County 350, Taiwan (R.O.C.)

Scope of business: TFT-LCD backlight module and related components

Name of Company: BriView Electronics Corp.
Amount of Capital: The authorized capital is NT$5,000,000,000.
The total paid-up capital is NT$2,700,000,000
Name of Representative: Shuang-Lang Peng
Location of Company: 1F., No.1, Keyi St., Zhunan Township, Miaoli County 350, Taiwan (R.O.C.) Scope of business: Assembly of LCD products

13.
Matters related to the spin-off (including estimated value of the business and assets planned to be assigned to the existing company or new company; the total number and the types and volumes of the shares to be acquired by the split company or its shareholders; matters related to the reduction, if any, in capital of the split company) (note: not applicable other than where there is announcement of a spin-off):N/A

14.	Conditions and restrictions on future transfers of shares resulting from the merger or acquisition: No

15.	Other important stipulations: No

16.	Do the directors have any objection to the present transaction?: No